Think Locally, Invest Globally



Mundoval Fund

Global Value Investing

San Diego-Owned & Operated | Worldwide Investment Strategy

Know the people behind your mutual fund.

Contact us to learn about our investment process:
(858) 454-4837 | info@mundoval.com | www.mundoval.com

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing.